January [    ], 2019

Ms. Elizabeth Hanify

Senior Vice President

Fidelity Capital Markets

200 Seaport Boulevard Z2H

Boston, MA 02210

RE:	PIMCO Energy and Tactical Credit Opportunities Fund

Dear Ms. Hanify:

With respect to the support to be provided by Fidelity Capital Markets, a division of National Financial Services LLC (“Fidelity”), to (i) employees (which includes, for purposes of this agreement, family members of employees for whom the employee must preclear trades pursuant to PIMCO’s internal policies) of Pacific Investment Management Company LLC, a Delaware limited liability company (“PIMCO”), who have, at the time of indication of interest in participation of the Offering (as defined below), a Fidelity account with assets at least equal to the value of Common Shares (as defined below) to be allocated to such employee pursuant to this agreement (“PIMCO Employees”), and (ii) clients of Fidelity Clearing and Custody Solutions (“Clients”) regarding the initial public offering (the “Offering”) of the PIMCO Energy and Tactical Credit Opportunities Fund (the “Fund”), the undersigned hereby agrees to the terms and conditions set forth below.

1.

The Fund hereby directs Fidelity to allocate [    ] shares of the Fund’s common shares of beneficial interest, par value $0.00001 per share (“Common Shares”), received in connection with the Fund’s initial public offering, to the accounts of the PIMCO Employees and Clients identified on Exhibit A hereto (“Directed Share Invitees”) in the corresponding amounts specified on Exhibit A hereto.

2.

The Fund hereby confirms that Fidelity has not had, and will not at any time in the future have, involvement in or influence on, directly or indirectly, the Fund’s allocation decisions with respect to such Common Shares.

3.

The Fund and Fidelity acknowledge that none of the underwriters set forth in the Fund’s underwriting agreement (the “Underwriting Agreement”) (and/or their affiliates/broker dealers) requested the Common Shares to be allocated to the aforementioned persons/entities.

4.

PIMCO will direct PIMCO Employees interested in participating in the Offering to utilize the phone number provided to PIMCO by Fidelity to ensure Fidelity can accurately track the PIMCO Employee participants and charge the appropriate compensation.

5.

Fidelity will provide phone support to the PIMCO Employees during the “Indication of Interest” period, January 18, 2019 to January 28, 2019 (with such exceptions as may be agreed upon by the parties), and “Confirmation” period, January 28, 2019 to January [28], 2019. To the extent that PIMCO Employee indications are not orally confirmed for purchase by the end of the confirmation deadline, which shall be Midnight ET on the night of pricing or such other time as shall be mutually agreed by the parties, such PIMCO Employee will not be allocated Common Shares. If a PIMCO Employee who has confirmed to Fidelity that they will purchase Common Shares in the offering does not make payment by the settlement date, Fidelity will apprise PIMCO of the number of PIMCO Employee Common Shares for which payment has not yet been received. PIMCO must then instruct Fidelity as to whether an extension should be granted. Fidelity, at PIMCO’s instruction, will liquidate all PIMCO Employee Common Shares for which payment has not been received. If such liquidation results in a net profit, Fidelity will donate the amount of net profit to a charity selected by PIMCO. If such liquidation results in a net loss, PIMCO will make payment to Fidelity in the amount of the net loss.

6.	The parties agree that the minimum purchase quantity shall be 100 Common Shares.

7.	PIMCO agrees to pay Fidelity revenue on Common Shares distributed to Directed Share Invitees based on the below schedule:

$0.25 per Common Share on the first 500 Common Shares sold;
$0.20 per Common Share on the next 500 Common Shares sold (501 to 1,000);
$0.15 per Common Share on the next 1,500 Common Shares sold (1,001 to 2,500); and
$0.10 per Common Share on all remaining Common Shares sold (2,501+)

For the avoidance of doubt, PIMCO will pay the amounts set forth above to Fidelity directly and Fidelity will not receive such amounts from the compensation paid by PIMCO to the Fund’s underwriters pursuant to the Underwriting Agreement.

8.

Fidelity will receive 2.0% ($0.40) per Common Share on Common Shares distributed to introducing broker-dealer clients that clear such distribution of Common Shares through National Financial Services LLC and that are registered as $50,000 broker-dealers for purposes of net capital requirements under Securities Exchange Act Rule 15c3-1(a)(2). Such compensation will be allocated to Fidelity from the underwriter compensation paid by PIMCO to the Fund’s underwriters pursuant to the Underwriting Agreement.

9.

In connection with the offer and sale of Common Shares to PIMCO Employees, PIMCO agrees to indemnify, defend and hold harmless Fidelity from and against any and all losses, liabilities, claims, damages and expenses (including reasonable attorneys’ fees and expenses) (collectively, “Losses”) arising out of or in connection with Fidelity’s administration of the PIMCO Employee purchases for PIMCO except to the extent than any such Losses are the result of the gross negligence, bad faith or willful misconduct of Fidelity.

10.	This letter agreement shall not be assignable by any party hereto and shall be governed in all respects by the laws of the State of New York.

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If you are in agreement with the foregoing, please sign where indicated below.

Very truly yours,		Acknowledged and Agreed by:

Pacific Investment Management Company LLC		Fidelity Capital Markets LLC, a division of National Financial Services LLC

By:		By:
Name:		Name:	Elizabeth Hanify
Title:		Title:	Senior Vice President
Date:	January [ ], 2019	Date:	January [ ], 2019

Exhibit A

Issuer Directed Investor

Accounts:	Number of Common Shares

Name of investor	[ ]
Name of investor	[ ]

Total	[ ]